Filed pursuant to Rule 424(b)(5)
Registration No. 333-288434

PROSPECTUS SUPPLEMENT

(To prospectus dated July 18, 2025 and

prospectus supplement dated April 29, 2026)

PROSPECTUS SUPPLEMENT

$48,100,000

Class A Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the prospectus supplement dated April 29, 2026 (the “ATM Prospectus”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus and the accompanying base prospectus included in the Registration Statement on Form S-3 (File No. 333-288434) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on June 30, 2025 and declared effective by the Commission on July 10, 2025 (the “Registration Statement”), relating to the offer and sale of shares of our Class A common stock from time to time pursuant to the terms of the Class A Common Stock Sales Agreement dated April 28, 2026 (the “Sales Agreement”) with Chardan Capital Markets LLC (“Chardan”), acting as sales agent or principal. This Prospectus Supplement is qualified by reference to the ATM Prospectus, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without and may only be delivered or utilized in connection with the ATM Prospectus, and any future amendments or supplements thereto.

We previously filed the ATM Prospectus for the offer and sale of up to $50.0 million shares of our Class A common stock pursuant to the Sales Agreement under the Registration Statement. Since our entry into the Sales Agreement, we have offered and sold shares of our Class A common stock having an aggregate offering price of approximately $0.3 million pursuant to the Sales Agreement and the ATM Prospectus.

Further, we previously filed a prospectus supplement dated July 18, 2025 (the “Prior Prospectus”) as part of our Registration Statement, for the offer and sale of up to $22.5 million shares of our Class A common stock pursuant to that certain Class A Common Stock Sales Agreement, dated June 30, 2025, between the Company and TD Securities (USA) LLC (the “Prior Distribution Agreement”). As previously disclosed, in connection with our entry into the Sales Agreement, we terminated the Prior Distribution Agreement and the offering pursuant to the Prior Distribution Agreement has been terminated and we will not make any offers or sales of shares of our Class A common stock pursuant to the Prior Distribution Agreement or Prior Prospectus. As of the time of its termination, we had offered and sold shares of our Class A common stock having an aggregate offering price of approximately $1.9 million pursuant to the Prior Distribution Agreement and Prior Prospectus.

We are filing this Prospectus Supplement to supplement the ATM Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an additional aggregate of $48.1 million of our Class A common stock for sale under the Sales Agreement, not including the shares of Class A common stock previously sold pursuant to the Sales Agreement.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BIRD”. On June 10, 2026, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $3.77 per share.

Sales of our Class A common stock, if any, under this Prospectus Supplement will be made in negotiated transactions, including block trades or block sales, or at market prices by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including without limitation sales made through the Nasdaq Global Select Market or on any other existing trading market for our Class A common stock, or by any other method permitted by law. Chardan is not required to sell any specific amount of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Chardan and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-9 of the ATM Prospectus, as well as the risks set forth in our most recent Annual Report on Form 10-K and the other reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which are incorporated by reference into this Prospectus Supplement and the ATM Prospectus, for a discussion of certain risks that should be considered in connection with an investment in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Chardan

The date of this prospectus supplement is June 11, 2026.